

Entrée Gold Inc.

Management's Discussion and Analysis

Third Quarter Ended September 30, 2016
(Expressed in United States dollars, except per share amounts and where otherwise noted)

November 2, 2016

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the consolidated financial statements for the third quarter ended September 30, 2016 and related notes thereto which have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). References to "Entrée" and the "Company" are to Entrée Gold Inc. and/or one or more of its wholly-owned subsidiaries. For further information on the Company, reference should be made to its continuous disclosure (including its most recently filed annual information form ("AIF")), which is available on SEDAR at www.sedar.com. Information is also available on the Company's website at www.entreegold.com. Information on risks associated with investing in the Company's securities is contained in the Company's most recently filed AIF. Technical and scientific information under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") concerning the Company's material properties, including information about mineral resources and reserves, is contained in the Company's most recently filed AIF and in its technical reports titled "Lookout Hill Feasibility Study Update" dated March 29, 2016 prepared by OreWin Pty Ltd and "Updated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.", with an effective date of September 9, 2015, prepared by AGP Mining Consultants Inc. and Amec Foster Wheeler Americas Limited.

Q3 2016 HIGHLIGHTS

Entrée Evaluating Restructuring Options

Entrée is currently evaluating options to potentially restructure its business, which may include splitting synergistic assets into two separate publicly traded companies. The Company is evaluating the idea of restructuring as a first step towards trying to close the valuation gap between Entrée's current market capitalization and the real value of the Company's assets. A key principle of any split would be that going forward each of the separated companies must be self-sustaining and that neither would rely on, nor be obligated to financially support the other.

With development of Lift 1 of the Oyu Tolgoi underground block cave under way in Mongolia and much of the infill drilling and Pre-Feasibility-level metallurgical test work already completed at the Company's Ann Mason project in Nevada (the "Ann Mason Project"), management believes the Company has matured to a point where it could be beneficial for the Company and its stakeholders to separate its assets allowing management to execute focused strategies appropriate to distinct projects. While Entrée is currently evaluating several alternative structures, designed to achieve optimal tax efficiency and fairness, there can be no guarantee that this evaluation will result in a spin-out or other similar transaction or, if a transaction is undertaken, as to terms or timing.

Turquoise Hill Files 2016 Oyu Tolgoi Technical Report

On October 21, 2016 Turquoise Hill Resources Ltd. ("Turquoise Hill") filed an updated technical report ("2016 OTTR") under National Instrument 43-101 ("NI 43-101") relating to the Oyu Tolgoi copper-gold project in Mongolia.

Of significance, in addition to updating the Reserve Case on the open pit and Hugo North (including Hugo North Extension) Lift 1 block cave, 2016 OTTR includes Preliminary Economic Assessments ("PEAs") of potential later phases of the Oyu Tolgoi deposits utilizing four Alternative Production Cases. Two of these deposits, Hugo North (including Hugo North Extension) Lift 2 and Heruga include Entrée/Oyu Tolgoi LLC joint venture resources. The Alternative Production Cases take advantage of productivity improvements in plant throughput that have begun to be recognized in the process plant and evaluate plant capacity expansions as high as 120 million tonnes per annum. Variations in operating and capital costs are also evaluated.

As noted by Turquoise Hill, Oyu Tolgoi's large resource base provides further opportunities for production expansion. Although the Company and its project partners Rio Tinto, Turquoise Hill, and Oyu Tolgoi LLC ("OTLLC") have for some time had a strategy for the development of all five block deposits, this is the first time since 2010 that investors have had access to an early-stage economic analysis that highlights the development flexibility of potential later phases. The Company will commence a detailed review of the 2016 OTTR in order to develop complementary PEAs for Entrée's interest in the joint venture deposits and report these as part of an updated NI 43-101 Technical Report.

Update on Underground Development at Oyu Tolgoi Provided by Turquoise Hill

On October 19, 2016 Turquoise Hill press released an update on progress made with Lift 1 underground development.

During Q3 2016, work began for Shaft 5 sinking and the convey-to-surface box cut excavation while construction of critical on-site facilities continued. Oyu Tolgoi recently signed an additional underground mining and support services contract with Dayan Contract Mining, a joint venture between Hasu Megawatt and Redpath, for the sinking of Shafts 2 and 5. At the end of Q3 2016, the underground workforce was approximately 1,600 people and is expected to reach 2,400 people by the end of 2016.

Ann Mason Rehabilitation Work Completed

As part of the Company's commitment to corporate social responsibility, work to rehabilitate more than 60 historic drill sites and road access ways on the Ann Mason Project was completed in October 2016.

Expenditures Reduced

Q3 2016 exploration and general and administrative expenditures of approximately $1,342,000 and $1,598,000, respectively, were reduced by 69% and 37% compared to the same quarter in 2015 as a result of the Company's continued objective to reduce expenditures.

OVERVIEW OF BUSINESS

Entrée is a resource company engaged in exploring mineral resource properties with interests in development and exploration properties in Mongolia, the United States, Australia and Peru.

The Company's two principal assets are:

- Entrée/OTLLC joint venture interest – a 20% carried interest in two of the Oyu Tolgoi project deposits in Mongolia (the "Entrée/Oyu Tolgoi JV Property"); and
- Ann Mason Project – 100% interest in a copper-molybdenum porphyry project in Nevada, USA.

The Oyu Tolgoi project is one of the world's largest and most important new copper-gold mines and is located in the South Gobi region of Mongolia. This project is majority owned by Turquoise Hill and the Mongolian Government with Rio Tinto as the managing developer.

The first two phases of Oyu Tolgoi are fully financed, the Oyut deposit open pit mine (Phase 1) is currently in production and construction of Lift 1 of the Hugo North underground block cave (Phase 2) has recommenced following notice to proceed decisions in May 2016.

The Entrée/Oyu Tolgoi JV Property is subject to a joint venture between Entrée Gold and OTLLC (the "Entrée/Oyu Tolgoi JV"). The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit, which form significant components of the overall Oyu Tolgoi project. A portion of Hugo North Extension is included in Hugo North Lift 1 underground development.

The Ann Mason Project includes the Ann Mason copper-molybdenum deposit and the Blue Hill copper deposit in the Yerington district of Nevada. The Company reported the results of the Ann Mason deposit updated Preliminary Economic Assessment ("2015 PEA") on September 9, 2015. The 2015 PEA envisions an open pit and conventional sulphide flotation milling operation with a proposed mill throughput of 120,000 tonnes per day. Pre-production development is estimated to take three years, followed by 21 years of mine production. Over the life of mine, the project is estimated to produce 5.1 billion pounds of copper.

Q3 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Company also has the following assets:

- Shivee West – Entrée has a 100% interest in the western portion of the Shivee Tolgoi mining licence in Mongolia ("Shivee West");
- Lordsburg Project – an early stage copper porphyry exploration property ("Lordsburg") in New Mexico, USA;
- Lukkacha Project – an early stage exploration property ("Lukkacha") consisting of seven concessions totaling 4,400 hectares of land in Peru, approximately 50 kilometres southeast of the Toquepala mine operation owned by Grupo Mexico;
- Blue Rose JV - a 55.79% interest in the Blue Rose copper-iron-gold-molybdenum joint venture property ("Blue Rose") in the Olary Region of South Australia; and
- Cañariaco Project Royalty – a 0.5% net smelter returns royalty on Candente Copper Corp.'s Cañariaco project in Peru ("Cañariaco Royalty").

Entrée is primarily focused on its principal assets in Mongolia and Nevada.

The Company's corporate headquarters are located in Vancouver, British Columbia, Canada. Field operations are conducted out of local offices in the United States and Mongolia.

Trading of the Company's common shares commenced on the NYSE MKT effective July 18, 2005, under the trading symbol "EGI". On April 24, 2006, the Company's common shares began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange. The trading symbol remained "ETG". The Company is also traded on the Frankfurt Stock Exchange, under the trading symbols "EKA" and "WKN 121411".

OUTLOOK AND STRATEGY

Entrée is primarily focused on advancing its principal assets in Mongolia and Nevada, while reviewing various initiatives in an effort to maximize shareholder value. The Company is currently evaluating the idea of a corporate restructuring as a first step towards trying to close the valuation gap between Entrée's current market capitalization and the real value of the Company's assets.

There can be no guarantee that this evaluation will result in a spin-out or other similar transaction or, if a transaction is undertaken, as to terms or timing. The Company does not intend to provide further updates until such time as the Board approves a specific transaction or otherwise concludes that disclosure is necessary or appropriate.

Concurrently, the Company will continue to remain prudent with its expenditures.

The Company expects to spend approximately $3.6 million for the 2016 year (previously between $3.2 million and $3.7 million), which is discussed below.

Corporate

The Company has focused, and will continue to focus its efforts on conserving cash reserves. Recent efforts include adjustments to operations including rationalizing land holdings in Mongolia, reducing staff levels in each of Mongolia, Canada and the United States as well as reducing certain other overhead expenditures. In order to achieve the Company's objective of trying to maximize shareholder value, some additional costs may be incurred in order to increase market awareness, simplify the corporate structure and evaluate a potential restructuring. As a result, total corporate costs for the 2016 year are now estimated to be $2.0 million (previously between $1.9 million and $2.1 million).

Entrée/Oyu Tolgoi JV Property

Following the completion by OTLLC of the draw down of the $4.4 billion project finance facility signed in December 2015, Lift 1 underground development pre-start activities commenced, which included ramp-up of the owners and engineering, procurement and construction management (EPCM) teams and detailed engineering and procurement for equipment and materials required for necessary critical works. Major contractor mobilization for the sinking for Shafts #2 and #5, underground development, critical construction works and maintenance are all progressing.

With the release of 2016 OTTR, the Company will commence a detailed review in order to develop complementary PEAs for Entrée's interest in the Entrée/Oyu Tolgoi JV Property and file these as part of an updated NI 43-101 technical report. The Company anticipates commencing this process near the end of 2016 and will provide further guidance as to cost and timing in the near future.

There have been a number of positive milestones and developments related to the Oyu Tolgoi project during the year. As part of the Company's corporate restructuring evaluation, management has commenced a market awareness program to improve the investment community's understanding of Entrée's interest in the Entrée/Oyu Tolgoi JV Property, including its potential value as compared with the interests of other Oyu Tolgoi project stakeholders.

Excluding the costs associated with the preparation of an updated NI 43-101 technical report referenced above, the Company expects to spend approximately $500,000 (previously between $400,000 and $550,000) for the 2016 year on technical work, legal costs and general administration in Mongolia.

Ann Mason Project

Following completion of the 2015 exploration, baseline environmental and metallurgy programs and the release of the 2015 PEA on the Ann Mason Project, the Company has reduced expenditures at Ann Mason while it considers the most appropriate path to maximize shareholder value from the project going forward.

As part of the Company's corporate restructuring evaluation, the Company is reviewing the option to spin out the Ann Mason project into a new publicly traded Company, which may include the introduction of a strategic development partner.

The Company estimates expenditures, including claim filing fees, site maintenance and costs associated with reclaiming the drill sites and selected access roads will be approximately $900,000 for the 2016 year (previously between $800,000 and $850,000). The increase is due to costs incurred in the third quarter related to environmental rehabilitation of older drill pads and access roads, which will not be required in the future. Management continues to implement further significant cost reductions and deferrals into future periods.

Other Properties

Costs at all of the Company's other non-material assets have been minimized while management evaluates the best alternatives for each asset in the future. Expenditures for 2016 are for license fees, local administration costs and costs associated with winding down subsidiary holding companies.

The Company expects to spend approximately $200,000 (previously between $150,000 and $200,000) for the 2016 year.

ENTRÉE/OYU TOLGOI JV PROPERTY AND SHIVEE WEST PROPERTY – MONGOLIA

Entrée/Oyu Tolgoi JV Property Summary

Entrée's most advanced asset is its interest in two world class porphyry deposits in Mongolia: Hugo North Extension and Heruga. These deposits are the northern-most and southern-most, respectively, in the Oyu Tolgoi series of deposits, which stretches over 12 kilometres across three mining licences.

The 39,807 hectare Entrée/Oyu Tolgoi JV Property is comprised of the eastern portion of the Shivee Tolgoi mining licence, which hosts the Hugo North Extension copper-gold deposit, and all of the Javhlant mining licence, which hosts the Heruga copper-gold-molybdenum deposit. The 23,114 hectare western portion of the Shivee Tolgoi mining licence (Shivee West) is not included in the Entrée/Oyu Tolgoi JV Property. OTLLC has a right of first refusal with respect to any proposed disposition by Entrée of an interest in Shivee West.

The Entrée/Oyu Tolgoi JV Property and Entrée's 100% owned Shivee West are collectively referred to as the "Lookout Hill" property. The Lookout Hill property, which completely surrounds OTLLC's Oyu Tolgoi mining licence, is located within the Aimag (province) of Ömnögovi in the South Gobi region of Mongolia, about 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China.

In October 2004, the Company entered into an arm's-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Turquoise Hill. Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in minerals extracted from the Entrée/Oyu

Q3 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Tolgoi JV Property. Most of Turquoise Hill's rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, OTLLC. As at September 30, 2016, Turquoise Hill holds 9.02% of Entrée's issued and outstanding shares. Rio Tinto, which owns approximately 51% of Turquoise Hill's shares, holds an additional 10.825% of Entrée's issued and outstanding shares.

On June 30, 2008, OTLLC gave notice to Entrée that it had completed its earn-in obligations by expending a total of $35 million on exploration on the Entrée/Oyu Tolgoi JV Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Entrée/Oyu Tolgoi JV Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Entrée/Oyu Tolgoi JV Property. The Earn-In Agreement provides that at such time as OTLLC completes its earn-in obligations, the parties will enter into a joint venture agreement in the form attached to the Earn-In Agreement. While the parties have not formally executed the joint venture agreement (the "JVA"), the Entrée/Oyu Tolgoi JV is operating under those terms.

In October 2015, Entrée entered into a License Fees Agreement with OTLLC, pursuant to which the parties agreed to negotiate in good faith to amend the JVA to include Shivee West in the definition of Entrée/Oyu Tolgoi JV Property. The parties also agreed that the annual licence fees for Shivee West would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing Entrée's 20% share charging interest at prime plus 2%. To date, no definitive amended JVA has been entered into, and Entrée retains a 100% interest in Shivee West.

The illustration below depicts the mining licences that comprise the Entrée/Oyu Tolgoi JV Property and Shivee West:


MONGOLIA
N
Khanbumbat Airport
Shivee Tolgoi Mining Licence (15226A)
Shivee Tolgoi Mining Licence (15226A)
SHIVEE WEST
100% Entrée
Argo & Zone III
Zone I
Ulaan Khud
ENTRÉE/ OYU TOLGOI JV PROPERTY
Shivee Tolgoi Trend
Oyu Tolgoi Trend
Khoyor Mod
HUGO NORTH EXTENSION Cu-Au
HUGO NORTH
HUGO SOUTH
SOUTHERN OYU
Oyu Tolgoi Mining Licence (OTLLC)
HERUGA Cu-Au-Mo
Heruga Southwest
Javhlant Mining Licence (15225A)
43°06'
43°00'
106°36'
106°42'
106°48'
106°54'
107°00'
Mineral Deposit Entrée-OTLLC
Mineral Deposit OTLLC
Copper Gold Prospect
Gold Prospect
Shivee West - 100% Entrée
Entrée/Oyu Tolgoi JV
Shivee Tolgoi Mining Licence
Javhlant Mining Licence
Paved Road
ENTRÉE GOLD INC.
LOOKOUT HILL PROPERTY
0
10 km
Lat Long (WGS84), April 2016

The Entrée/Oyu Tolgoi JV Property includes Measured, Indicated and Inferred mineral resources at the Hugo North Extension deposit and Inferred mineral resources at the Heruga deposit, as reported in Entrée's technical report titled "Lookout Hill Feasibility Study Update" dated March 29, 2016, prepared for Entrée by OreWin Pty Ltd ("LHTR16"). The Indicated resources at Hugo North Extension contain a Probable reserve, which is included in Lift 1 of the Oyu Tolgoi underground block cave mining operation. The Probable reserve (September 20, 2014) reported in LHTR16 for Hugo North Extension totals 35 million tonnes ("Mt") grading 1.59% copper, 0.55 grams per tonne ("g/t") gold, and 3.72 g/t silver. Entrée holds a 20% carried interest in this mineral reserve through the Entrée/Oyu Tolgoi JV. Although underground development has recommenced, first development production from Lift 1 is not expected until after 2021. A second lift ("Lift 2") for the Oyu Tolgoi underground block cave operation, including additional resources from Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan. Lift 1 is the most significant value driver for the Oyu Tolgoi project.

LHTR16 Mineral Reserve – Entrée/Oyu Tolgoi JV

Entrée/Oyu Tolgoi JV – LTHR16 Mineral Reserve Hugo North Extension Lift 1, Effective 20 September 2014								
Classification	Ore	NSR	Cu	Au	Ag	Recovered Metal		
	(Mt)	($/t)	(%)	(g/t)	(g/t)	Cu (Mlb)	Au (Koz)	(Ag(Koz)
Probable	35	100.57	1.59	0.55	3.72	1,121	519	3,591

Notes:

- Entrée has a 20% interest in the Hugo North Extension Lift 1 mineral reserve.

- Metal prices used for calculating the Hugo North Extension underground net smelter return ("NSR") are as follows: copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz, all based on long-term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.

- The NSR has been calculated with assumptions specific to Hugo North Extension for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

- The block cave shell was defined using a NSR cut-off of $15/t NSR.

- For the underground block cave, all mineral resources within the shell have been converted to mineral reserves, however, low-grade Indicated mineral resources and Inferred mineral resources have been assigned a zero grade and are treated as dilution.

- Only Indicated mineral resources were used to report Probable mineral reserves.

- The base case financial analysis has been prepared using the following current long-term metal price estimates: copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz.

- The mineral reserves reported above are not additive to the mineral resources.

LHTR16 Mineral Resources – Entrée/Oyu Tolgoi JV

Entrée/Oyu Tolgoi JV – LTHR16 Mineral Resources											
Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Contained Metal				
							Cu (Mlb)	Au (Koz)	Ag (Koz)	Mo (Mlb)	CuEq (Mlb)
Hugo North Extension (>0.37% CuEq Cut-Off)											
Measured	1.2	1.38	0.12	2.77	38.4	1.47	36	4.4	105	0.1	38
Indicated	128	1.65	0.55	4.12	33.6	1.99	4,663	2,271	16,988	9.5	5,633
Inferred	179	0.99	0.34	2.68	25.4	1.20	3,887	1,963	15,418	10.0	4,730
Heruga (>0.37% CuEq Cut-Off)											
Inferred	1,700	0.39	0.37	1.39	113.2	0.64	14,610	20,428	75,955	424	24,061

Notes:

- Entrée has a 20% interest in the Hugo North Extension and Heruga mineral resources.

- "CuEq" is copper-equivalent grade, expressed in percent.

- The effective date for the Hugo North Extension resource estimate is March 28, 2014; for Heruga the effective date is March 30, 2010.

- The 0.37% CuEq cut-off is equivalent to the underground mineral reserve cut-off as determined by OTLLC.
- CuEq has been calculated using assumed metal prices ($3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum).
- Hugo North Extension CuEq% = Cu% + ((Au (g/t) x 1,250 x 0.0321507 x 0.913) + (Ag (g/t) x 20.37 x 0.0321507 x 0. 942)) / (3.01 x 22.0462).
- Heruga CuEq% = Cu% + ((Au (g/t) x 1,250 x 0.0321507 x 0.911) + (Ag (g/t) x 20.37 x 0.0321507 x 0. 949) + (Mo (ppm) x 11.9 x 0.0022046 x 0.736)) / (3.01 x 22.0462).
- The contained copper, gold, silver and molybdenum in the tables have not been adjusted for metallurgical recovery.
- Totals may not match due to rounding.
- Mineral resources that are not mineral reserves do not have demonstrated economic viability.

LHTR16 Entrée/Oyu Tolgoi JV Summary Production and Economic Analysis Results

Description	Units	Total
Metal Prices		
Copper	$/lb	3.08
Gold	$/oz	1,304
Silver	$/oz	21.46
Entrée/Oyu Tolgoi JV Property Results		
Processed	Mt	34.8
NSR	$/t	100.57
Cu Grade	%	1.59
Au Grade	g/t	0.55
Ag Grade	g/t	3.72
Copper Recovered	Mlb	1,121
Gold Recovered	koz	519
Silver Recovered	koz	3,591
Total Cash Costs After Credits	$/lb Payable Copper	0.99
NPV8% Before Tax (Entrée's 20% interest only)	$M	142
NPV8% After Tax (Entrée's 20% interest only)	$M	106

Notes:

- Entrée has a 20% interest in Entrée/Oyu Tolgoi JV Property mineralization. Unless otherwise noted above, results are for the entire Entrée/Oyu Tolgoi JV.
- Metal prices used for calculating the Hugo North Extension underground NSR are as follows: copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz, all based on long-term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.
- The NSR has been calculated with assumptions specific to Hugo North Extension for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
- The block cave shell was defined using a NSR cut-off of $15/t NSR.
- For the underground block cave, all Indicated mineral resources within the shell have been converted to mineral reserves. Low-grade Indicated mineral resources and Inferred mineral resources have been assigned a zero grade and treated as dilution.
- The mineral reserves reported are not additive to the mineral resources.

In addition to the mine plan for Lift 1, LHTR16 discusses several alternative production cases that would include mineral resources from other Oyu Tolgoi deposits, including Hugo North Extension Lift 2 and Heruga, and allow for continuous improvement in plant throughput and potential plant expansions up to 350 thousand tonnes per day. Due to the nature of the deposits associated with Oyu Tolgoi, the project has the flexibility to consider several options for optimizing the overall mine plan for the benefit of stakeholders. Separate development decisions will need to be made based on future prevailing conditions and the experience obtained from developing and operating the initial phases of the project.

A complete description and the Company's related history of the Entrée/Oyu Tolgoi JV is available in the Company's AIF dated March 30, 2016, available for review on SEDAR at www.sedar.com. For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Entrée/Oyu Tolgoi JV Property, reference should be made to the full text of LHTR16, which is available for review on SEDAR.

Shivee West Property Summary

Shivee West comprises the northwest portion of the Lookout Hill property, and adjoins the Entrée/Oyu Tolgoi JV Property and OTLLC's Oyu Tolgoi mining licence.

To date, no economic zones of precious or base metals mineralization have been outlined on Shivee West. However, zones of gold and copper mineralization have been identified at Zone III/Argo Zone and Khoyor Mod. There has been no drilling on the ground since 2011, and no exploration work has been completed since 2012. In 2015, in light of the ongoing requirement to pay approximately $350,000 annually in licence fees for Shivee West and a determination that no further exploration work would likely be undertaken in the near future, Entrée began to examine options to reduce expenditures in Mongolia. These options included further reducing the area of the mining licence, looking for a purchaser or partner for Shivee West, and rolling the ground into the Entrée/Oyu Tolgoi JV. Management determined that it was in the best interests of Entrée to roll Shivee West into the Entrée/Oyu Tolgoi JV, and Entrée entered into a License Fees Agreement with OTLLC on October 1, 2015. The License Fees Agreement provides the parties will use their best efforts to amend the JVA to include Shivee West in the definition of Entrée/Oyu Tolgoi JV Property. Entrée determined that rolling Shivee West into the Entrée/Oyu Tolgoi JV would provide the joint venture partners with continued security of tenure; Entrée shareholders would continue to benefit from any exploration or development work that the Entrée/Oyu Tolgoi JV management committee approves on Shivee West; and Entrée would no longer have to pay licence fees, as the parties agreed that the licence fees would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing Entrée's 20% share charging interest at prime plus 2%. To date, no amended JVA has been entered into, and Entrée retains a 100% interest in Shivee West.

Entrée's exploration programs at Shivee West have focused on identifying epithermal-style gold mineralization and porphyry-style copper-gold mineralization. Past exploration activities have included: geophysical surveys (induced polarization ("IP"), gravity, magnetic), core drilling (38,244 metres in 65 holes), reverse circulation ("RC") drilling (4,145 metres in 34 holes), trenching, geological mapping and geochemical sampling.

Argo and Zone III Gold Targets

In 2011, RC drilling was conducted over the Zone III near-surface epithermal gold target and expanded north, where a new gold zone ("Argo Zone") was discovered 250 metres beyond the previously known area of gold mineralization. The Argo Zone was partly defined by six RC holes (holes EGRC-11-110 to 115), two trenches and surface chip sampling. Hole EGRC-11-112 returned 14 metres of 1.82 g/t gold and hole EGRC-11-111 returned 3 metres of 2.21 g/t gold. Two separate high-grade surface chip samples averaged 42.4 g/t gold over 4 metres and 19.3 g/t gold over 3 metres. Shallow gold mineralization in both zones is hosted by quartz veined felsic volcanic rocks.

The 2012 work program focused on geological mapping, excavator trenching and sampling in the Argo/Zone III area. The area of Argo gold mineralization was extended 140 metres further north from mineralization defined by 2011 RC drilling. The Argo Zone now measures approximately 400 metres long by up to 130 metres wide. One of the trench samples returned 81.4 g/t gold over 3 metres, confirming and expanding 2011 high-grade gold values.

Shivee Tolgoi Trend – Other Targets

Deep geophysical (IP) targets have been identified on the Shivee Tolgoi Trend and four were drilled during the 2010 exploration program. The stratigraphy encountered in some of the holes is interpreted to be equivalent to the ore-hosting Devonian-age units at Oyu Tolgoi. The potential for deep Oyu Tolgoi copper-gold porphyry-style mineralization was re-evaluated in 2011 with detailed geological studies and geophysical surveying. A 1,670 line-kilometre magnetic survey was completed over a belt of rocks which show similarities with the units which host the nearby Oyu Tolgoi deposits.

Khoyor Mod, located 6 kilometres south of the Argo Zone, comprises a 250 metre by 300 metre area of porphyry-style quartz stockwork within Devonian sediments. In 2012, trench sampling identified anomalous gold (trace to 0.58 g/t) and copper (67 – 505 parts per million) indicative of a porphyry target.

Q3 2016 Update

Exploration and development of the Entrée/Oyu Tolgoi JV Property is under the control of Rio Tinto on behalf of manager OTLLC.

During the first three quarters of 2016, OTLLC drew down approximately $4.3 billion of the project finance facility that was signed in December 2015, with a total debt capacity of $6 billion available if required.

Turquoise Hill has reported that contracts have been signed with a number of groups for EPCM and mining and support services for the underground development, which has now commenced. The project is expected to be delivered over a five to seven year period. Major contractor mobilization for the sinking for Shafts #2 and #5, underground development, critical construction works and maintenance are all progressing. A site infrastructure office has been established as well as project personnel being mobilized. During the third quarter of 2016, work began for Shaft 5 sinking and the convey-to-surface box cut excavation while construction of critical on-site facilities continued. At the end of the third quarter 2016, the underground workforce was approximately 1,600 people and is expected to reach 2,400 people by the end of 2016.

On October 21, 2016, Turquoise Hill filed an updated NI 43-101 technical report relating to the Oyu Tolgoi project, which includes the Entrée/Oyu Tolgoi JV Property. In addition to updating the Reserve Case on the open pit and Hugo North (including Hugo North Extension) Lift 1 block cave, the technical report includes PEAs of potential later phases of the Oyu Tolgoi deposits utilizing four Alternative Production Cases. Two of these deposits, Hugo North (including Hugo North Extension) Lift 2 and Heruga include Entrée/Oyu Tolgoi LLC joint venture resources. The Alternative Production Cases take advantage of productivity improvements in plant throughput that have begun to be recognized in the process plant and evaluate plant capacity expansions as high as 120 million tonnes per annum. Variations in operating and capital costs are also evaluated.

Under the terms of the Entrée/Oyu Tolgoi JV, Entrée elected to have OTLLC debt finance Entrée's share of costs on the Entrée/Oyu Tolgoi JV Property, with interest accruing at OTLLC's actual cost of capital or prime plus 2%, whichever is less, at the date of the advance. As at September 30, 2016, the total amount that OTLLC has contributed to costs on the Company's behalf, including interest, was $7.0 million.

For the three months ended September 30, 2016, Entrée expenses related to Mongolian operations was $57,742 compared to $268,614 during the three months ended September 30, 2015. For the nine months ended September 30, 2016, expenses related to Mongolian operations was $339,708 compared to $1,074,397 during the nine months ended September 30, 2015. These costs represented consulting costs related to technical report preparation, support administration and camp closure costs. The lower expenses in 2016 compared to 2015 resulted from a reduction of personnel and overhead in Mongolia.

ANN MASON PROJECT – NEVADA, USA

Summary

The Ann Mason Project is an advanced copper-molybdenum project located in west-central Nevada approximately 75 kilometres southeast of Reno and 7 kilometres west of the town of Yerington. The project is easily accessible from Reno by highway and it is a 20 minute drive from Yerington. The nearest access to the rail network is located 17 kilometres north of Yerington.

The Ann Mason Project hosts two known mineral deposits: Ann Mason and Blue Hill. Both are copper-molybdenum porphyries although Blue Hill is predominantly an oxide copper deposit. Several other under-explored copper oxide and sulphide targets are located throughout the project area, including Blackjack IP, Blackjack Oxide, Roulette, Minnesota and Shamrock.

The project area is defined by the mineral rights to 1,658 unpatented lode claims on public land administered by the Bureau of Land Management, and title to 33 patented lode claims. The project covers approximately 12,735 hectares (31,468 acres). Entrée assembled this package of claims through a combination of staking and a series of transactions undertaken since July 2009. A portion of the unpatented claims peripheral to the Ann Mason and Blue Hill deposits are under: (1) a lease with option to purchase agreement (226 claims); and (2) an option agreement with Eurasian Minerals Inc. (216 claims; Entrée earning 80%). Seventeen of the patented lode claims peripheral to the Ann Mason and Blue Hill deposits are subject to a 2% NSR royalty granted to a third party. In addition, 235 of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, are subject to a 0.4% NSR royalty held by Sandstorm Gold Ltd. ("Sandstorm"). Entrée also has an option to purchase 21 unpatented placer claims within the project boundaries. The illustration below depicts the Ann Mason Project.



The results of the 2015 PEA on the Ann Mason deposit were released on September 9, 2015. Key results from the 2015 PEA can be summarized as follows:

- Base Case* pre-tax net present value ("NPV") (7.5% discount rate) of $1,158 million, internal rate of return ("IRR") of 15.8%.
- Base Case* post-tax NPV (7.5% discount rate) of $770 million, IRR of 13.7%.
- Development capital costs of approximately $1.35 billion, including $103 million contingency.
- Pre-production development of three years.

- Mine production for 21 years, followed by four years of reclamation (Life of Mine or "LOM").
- Average LOM cash costs (net of by-product sales) pre-tax of $1.49/lb copper (see Non-US GAAP Performance Measurement below).
- Average LOM all-in sustaining costs ("AISC") (net of by-product sales) pre-tax of $1.57/lb copper (see Non-US GAAP Performance Measurement below).
- Net average pre-tax undiscounted cash flow over Years 1 to 21 of approximately $298 million per year (and post-tax of $238 million per year).
- LOM payable production of approximately:
  - 5.1 billion pounds of copper,
  - 46 million pounds of molybdenum,
  - 0.4 million ounces of gold, and
  - 8.8 million ounces of silver.
- Average annual payable production of approximately:
  - 241 million pounds of copper,
  - 2.2 million pounds of molybdenum,
  - 20,000 ounces of gold, and
  - 421,000 ounces of silver.
- Strip ratio of 2.01:1 waste to mineralized material (including pre-strip).
- LOM average copper recovery of 92%.
- Copper concentrate grading 30%.

*Base Case uses $3.00/lb copper, $11/lb molybdenum, $1,200/oz gold, $20/oz silver.

The 2015 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2015 PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The mineral resource estimate for Ann Mason is provided in the Table below.

Mineral Resource Statement for the Ann Mason Deposit based on a 0.20% Copper Cut-off

Classification	Tonnage (Mt)	Grade				Contained Metal			
		Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Cu (Mlb)	Mo (Mlb)	Au (Moz)	Ag (Moz)
Measured	412	0.33	0.006	0.03	0.64	3,037.6	58.1	0.37	8.46
Indicated	988	0.31	0.006	0.03	0.66	6,853.3	128.5	0.97	21.00
Measured and Indicated	1,400	0.32	0.006	0.03	0.65	9,890.9	186.6	1.33	29.46
Inferred	623	0.29	0.007	0.03	0.66	3,987.2	96.2	0.58	13.16

Notes:
1. Effective date September 9, 2015, Peter Oshust, P.Geo.
2. Mineral resources are reported within a constraining pit shell developed using Whittle™ software. Assumptions include metal prices of $3.74/lb for copper, $13.23/lb for molybdenum, $1,495/oz for gold, and $23.58/oz for silver, process recoveries of 92% for copper, 50% for molybdenum, 50% for gold, and 55% for silver, mining cost of $1.09/t + $0.02/bench below 1605 metres, $5.82/t for processing, and $0.30/t for G&A.
3. Assumptions include 100% mining recovery.
4. An external dilution factor was not considered during this mineral resource estimation.
5. Internal dilution within a 20 metre x 20 metre x 15 metre selective mining unit ("SMU") was considered.
6. The 0.4% NSR royalty held by Sandstorm was not considered during the preparation of the constraining pit.
7. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A first mineral resource estimate for the Blue Hill deposit was completed in October 2012. The resource estimate was prepared as a first step in determining if Blue Hill could serve to generate early cash flow for the Ann Mason Project, should the Ann Mason deposit advance to production. The near surface oxide and mixed mineralization at Blue Hill is acid-soluble and amenable to low-cost heap leach and solvent extraction/electrowinning ("SX/EW") processing. Both deposits remain open in several directions. The following table summarizes the Blue Hill mineral resources.

Summary of Blue Hill Pit-Constrained Inferred Mineral Resource (Effective July 31, 2012)

Zone	Base Case Cut-off (Cu %)	Tonnes (Million)	Cu (%)	Cu (Million lb)	Mo (%)	Au (g/t)	Ag (g/t)
Oxide	0.10	47.44	0.17	179.37	---	---	---
Mixed	0.10	24.69	0.18	98.12	---	---	---
Oxide/Mixed Sub-total	**0.10**	**72.13**	**0.17**	**277.49**	---	---	---
Sulphide	0.15	49.86	0.23	253.46	0.005	0.01	0.3

Notes:
1. Mineral resources are classified in accordance with the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves.
2. Mineral resources do not include external dilution, nor was the tabulation of contained metal adjusted to reflect metallurgical recoveries.
3. Tonnages are rounded to the nearest 10,000 tonnes, and grades are rounded to two decimal places.
4. Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade, and contained metal content.
5. Material quantities and grades are expressed in metric units, and contained metal in imperial units.

For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Ann Mason Project, reference should be made to the Company's technical report titled "Updated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A." with an effective date of September 9, 2015, prepared by AGP Mining Consultants Inc. and Amec Foster Wheeler Americas Limited, a copy of which is available on SEDAR at www.sedar.com.

Q3 2016 Update

A program of geological mapping and sampling has been on-going on the Ann Mason Project to identify potential new targets of near surface, oxide or sulphide copper mineralization west of the Ann Mason deposit and northwest of the Blue Hill deposit. Several zones of interest have been identified through detailed mapping and XRF analysis of copper mineralization. Work will continue into Q4 2016 to define targets which could be further evaluated by future drilling programs.

For the three months ended September 30, 2016, Ann Mason Project expenses were $305,101 compared to $733,156 during the comparative quarter of 2015. For the nine months ended September 30, 2016, Ann Mason Project expenses were $782,470 compared to $2,977,779 during the comparative period of 2015. Expenditures in 2016 included salaries, costs associated with a reduction of US staff, claim lease and option payments and general maintenance of the site. In addition, approximately $85,000 of environmental rehabilitation costs were incurred on old drill sites and access roads in Q3. Claim lease and option payments of $211,715 were paid during the nine months ended September 30, 2016. The comparative period of 2015 included drilling costs, technical studies and a larger team that were in the process of completing the 2015 PEA. These activities and expenditures ceased by the end of 2015 resulting in the lower comparative costs.

LORDSBURG PROPERTY – NEW MEXICO, USA

Summary

The Lordsburg property is located in southwest New Mexico approximately 370 kilometres southwest of Albuquerque. The Lordsburg claims cover 2,013 hectares (4,974 acres) adjacent to the historic Lordsburg copper-gold-silver district. Entrée has a 100% interest in the property.

A zone of surface alteration and anomalous copper geochemistry exceeds 1.2 kilometres in length and 600 metres in width. Within this zone, drilling has confirmed sub-surface copper-gold mineralization over a 600 x 600 metre area. A near surface intersection in hole EG-L-09-012 returned 0.25% copper and 0.15 g/t gold over 94 metres with a CuEq grade of 0.35%, including 60 metres of 0.31% copper and 0.21 g/t gold, with a CuEq grade of 0.44%. CuEq has been calculated using assumed metal prices ($1.35/pound for copper and $650/ounce for gold) and 100% metallurgical recovery is assumed: %CuEq = %Cu+(g/t Au*18.98)/29.76.

Mineralization appears best developed in the contact areas between a feldspar porphyry stock and volcanic rocks. Potassic alteration and sulphide-quartz veining are associated with the strongest areas of mineralization.

Entrée completed 6,092 metres of drilling in 12 holes in 2008 and 2009 at Lordsburg. Future drilling will be directed towards expanding the existing drill-defined copper and gold zone. The proposed Plan of Operations for Lordsburg has been approved by the Bureau of Land Management and an Application to Conduct Mineral Exploration has been approved by the New Mexico Division of Mining and Minerals.

The Lordsburg property is subject to a 2% NSR royalty, which may be bought down to 1% at any time up to and including January 1, 2017 for $2.4 million. The buydown price is payable in cash or a combination of cash and common shares at Entrée's election.

Q3 2016 Update

The Company has placed all exploration activities at Lordsburg on hold for 2016 while management evaluates future plans for this property, which may include the introduction of an exploration partner. Expenditures related to this property have been minimal in Q3 2016.

LUKKACHA PROPERTY – PERU

Summary

The Lukkacha property is located in the Tacna Province of southern Peru approximately 1,000 kilometres southeast of Lima, 130 kilometres east of the port city of Ilo, and 50 kilometres southeast from the giant Toquepala copper mine of Grupo Mexico. The property consists of seven concessions totalling 4,400 hectares, and is subject to a conditional agreement, pursuant to which Entrée may acquire up to a 100% interest in the claims.

Situated within 50 kilometres of the international border with Chile, initiation of work is subject to Entrée obtaining a Supreme Decree allowing it to work on the property. As a first step in obtaining the Supreme Decree, a joint military inspection of the property took place on September 12, 2013. The military submitted a favourable written opinion to the General Secretary of the Ministry of Defense on September 15, 2013. During 2014, Entrée held several meetings with the local village to discuss completion of a community economic and land use agreement. The agreement was completed and registered in March 2015.

The claims cover two large copper anomalies associated with possible porphyry-style alteration, iron oxides and quartz veining. The property has never been drilled and represents a unique opportunity for grass roots exploration within a major copper district.

Under the agreement between Entrée and a private Peruvian company, Entrée may earn an initial 70% interest in the property, subject to obtaining a Supreme Decree, by making cash payments totaling $215,000 and expending a minimum of $1.5 million on exploration. Once Entrée has earned a 70% interest, it may acquire a further 30% interest by paying the vendor $2 million. The vendor would retain a 2% NSR royalty, half of which may be purchased at any time.

Q3 2016 Update

The Company has placed all exploration activities at the Lukkacha property on hold for 2016 pending the issue of a Supreme Decree. License fees of $30,600 were paid during the second quarter of 2016. Expenditures in Q3 2016 were otherwise minimal and related to administrative costs in Peru.

BLUE ROSE PROPERTY – AUSTRALIA

Summary

The Blue Rose copper-iron-gold-molybdenum property is located in the Olary Region of South Australia, 300 kilometres northeast of Adelaide and 130 kilometres west-southwest of Broken Hill. Entrée (operator) has a 55.79% interest in the property, with Giralia Resources Pty Ltd., now a subsidiary of Atlas Iron Limited, retaining a 44.21% interest. The property consists of one exploration licence, EL5129, totalling 716 square kilometres. An application to renew the licence for an additional 2-year term was filed on June 11, 2015 and was approved effective August 4, 2015.

Magnetite iron formations and a molybdenum copper target (Netley Hill) occur in the southern portion of the tenement while copper oxide mineralization (Blue Rose) and a gold target (Golden Sophia) are located in the north-central area of the tenement.

The Blue Rose property is underlain by the late Precambrian metasedimentary rocks of the Adelaide Geosyncline, which include siltstone, quartzite, limestone and iron formation of the Burra, Umberatana and Wilpena Groups. To the southeast of the property, these rocks have been intruded by the early Ordovician Anabama Granite (Netley Hill molybdenum-copper target).

In October 2013, the Blue Rose joint venture filed a Part 9B native title application under the South Australia Mining Act and the Wilyakali and Ngadjuri groups registered as native title claimants. A native title agreement was signed with the Wilyakali group in December 2013 and an agreement with the Ngadjuri group was signed in March 2014.

Q3 2016 Update

The Company has placed all exploration activities at Blue Rose on hold for 2016 while management evaluates future plans for this property. Expenditures in Q3 2016 were minimal and related to administrative costs in Australia.

CAÑARIACO PROJECT ROYALTY – PERU

Summary

In July 2015, the Company entered into an agreement with Candente Copper Corp. (TSX:DNT) ("Candente") to acquire a 0.5% NSR royalty on Candente's 100% owned Cañariaco project in Peru for a purchase price of $500,000.

The Cañariaco project includes the Cañariaco Norte copper±gold-silver deposit, as well as the adjacent Cañariaco Sur and Quebrada Verde copper prospects, located within the western Cordillera of the Peruvian Andes in the Department of Lambayeque, Northern Peru.

There was no activity or expenditures related to this royalty in Q3 2016.

SUMMARY OF CONSOLIDATED FINANCIAL OPERATING RESULTS

	Three months ended September 30		Nine months ended September 30	
	2016	**2015**	**2016**	**2015**
Exploration	$ (397)	$ (1,066)	$ (1,342)	$ (4,293)
General and administration	(540)	(778)	(1,598)	(2,541)
Consultancy and advisory	-	-	-	(125)
Stock-based compensation	(4)	(9)	(60)	(9)
Foreign exchange gain (loss)	41	1,135	(397)	2,515
Loss from operations	(900)	(718)	(3,397)	(4,453)
Interest expense	(46)	(66)	(129)	(124)
Loss from equity investee	(63)	(24)	(169)	(78)
Income tax recovery	-	662	-	897
Net loss	(1,009)	(146)	(3,695)	(3,758)
Foreign currency translation adjustment	(172)	(1,889)	1,176	(4,171)
Comprehensive loss	$ (1,181)	$ (2,035)	$ (2,519)	$ (7,929)
Basic/diluted loss per share	$ (0.01)	$ (0.00)	$ (0.02)	$ (0.03)
Total assets	$ 54,515	$ 65,733	$ 54,515	$ 65,733
Total non-current liabilities	$ 34,339	$ 39,084	$ 34,339	$ 39,084

During the nine month period ended September 30, 2016, the Company continued to focus on reducing non value adding expenditures. As a result, exploration costs and general and administrative costs were 69% and 35% lower, respectively, than the comparative period of 2015.

Exploration costs in 2016 included expenditures of approximately $782,000 primarily related to the Ann Mason Project, approximately $340,000 related to the Mongolian assets and approximately $220,000 in holding costs on all the other properties. In the comparative 2015 period, the Company incurred expenditures related to the 2015 PEA and exploration programs at Ann Mason. These programs ceased in the second half of 2015 and as a result, the 2016 costs were lower than this comparative period in 2015. In addition, reductions in exploration personnel and overhead costs were implemented at both Ann Mason and Mongolia in the second half of 2015.

Overall, general and administrative costs were lower than the comparative nine month period of 2015 due to the reduction in corporate personnel and overhead costs that commenced during the second half of 2015.

Foreign exchange (loss) gain is primarily the result of movements between the C$ and US$ as the Company holds its cash in both currencies.

Interest expense was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JV and is subject to a variable interest rate.

The loss from equity investee was related to the Entrée/Oyu Tolgoi JV Property.

There was no income tax recovery recognized during the quarter as management does not deem any income taxes recoverable in the foreseeable future.

Quarterly Financial Data – 2 year historic trend

	Q3 16	Q2 16	Q1 16	Q4 15	Q3 15	Q2 15	Q1 15	Q4 14
Exploration	$ 397	$ 447	$ 498	$ 868	$ 1,066	$ 1,329	$ 1,898	$ 4,465
General and administrative	537	492	605	2,213	777	802	939	1,183
Consultancy and advisory fees	-	-	-	-	-	-	125	134
Depreciation	7	8	9	10	10	11	12	14
Foreign exchange (gain) loss	(41)	3	434	(406)	(1,136)	368	(1,749)	(663)
Loss from operations	900	950	1,546	2,685	717	2,510	1,225	5,133
Interest expense	46	44	39	289	66	40	17	32
Loss from equity investee	63	60	46	40	25	27	26	29
Income tax expense (recovery)	-	-	-	1,057	(662)	472	(707)	(2,131)
Net loss	$ 1,009	$ 1,054	$ 1,631	$ 4,071	$ 146	$ 3,049	$ 561	$ 3,063
Basic/diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.03)	$ (0.00)	$ (0.02)	$ (0.00)	$ (0.02)

Exploration costs trended lower since the peak in Q4 2014 as the Company completed its exploration and 2015 PEA programs at Ann Mason, reduced its technical review work related to the Entrée/Oyu Tolgoi JV Property and placed all non-material properties on care and maintenance through 2015.

General and administrative costs have trended lower since Q4 2014 in line with the reduction in exploration activities with the exception of Q4 2015, which included termination and shutdown costs primarily attributable to a reduction of staff levels in Canada and the United States as well as a reduction in certain other overhead expenditures.

Interest expense is primarily due to accrued interest on the OTLLC loan payable, partially offset by interest income earned on invested cash. Interest expense remains consistent quarter on quarter, with the exception of Q4 2015, which included an adjustment to accrued interest income from prior periods. Interest income continues to decrease every quarter due to lower principal amounts invested as a result of cash expenditures on operations throughout the year.

The loss from equity investee remains consistent quarter on quarter.

The Company did not recognize income tax recovery in Q3 2016 as management does not deem any income taxes recoverable in the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES

	Third Quarter Ended - September 30,	
	2016	**2015**
Cash flows used in operating activities		
- Before changes in non-cash working capital items	$ (2,879)	$ (6,901)
- After changes in non-cash working capital items	(9,460)	(7,187)
Cash flows from financing activities	53	7
Cash flows from (used in) investing activities	34	(515)
Net cash flows	(9,373)	(7,695)
Effect of exchange rate changes on cash	187	(337)
Cash balance	$ 13,600	$ 25,485
Cash flows used in operating activities per share		
- Before changes in non-cash working capital items	$ (0.02)	$ (0.05)
- After changes in non-cash working capital items	$ (0.06)	$ (0.05)

Cash expenditures before changes in non-cash working capital items was 58% lower than the comparative nine month period of 2015 due to the reduction in exploration and general and administrative expenditures.

Cash expenditures after working capital items in 2016 included the $5.5 million cash refund to Sandstorm (see "Amended Sandstorm Agreement" below) and approximately $1.2 million to reduce the accounts payable balance. This was the primary reason for the increase in cash outflow compared to the same period in 2015.

Cash flows from (used in) financing and investing activities was minimal in both comparative quarters.

The Company is an exploration stage company and has not generated positive cash flow from its operations. As a result, the Company has been dependent on equity and production-based financings for additional funding. Working capital on hand at September 30, 2016 was approximately $13.7 million with a cash balance of approximately $13.6 million. Management believes it has adequate financial resources to satisfy its obligations over the next 12 month period and does not anticipate the need for additional funding during this time.

Loans Payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC will contribute funds to approved joint venture programs and budgets on the Company's behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC's actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company's share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loans will not be repayable. The loans are not expected to be repaid within one year.

Contractual Obligations

As at September 30, 2016, the Company had the following contractual obligations outstanding:

	Total	Less than 1 year	1 - 2 years	Thereafter
Accounts payable and accrued liabilities	$ 248	$ 248	$ -	$ -
Lease commitments	$ 146	$ 47	$ 99	$ -

AMENDED SANDSTORM AGREEMENT

On February 14, 2013, the Company entered into an Equity Participation and Funding Agreement with Sandstorm (the "2013 Agreement"). Pursuant to the 2013 Agreement, Sandstorm provided an upfront refundable deposit (the "Deposit") of $40 million to the Company. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company's share of gold, silver and copper production from the currently defined Entrée/Oyu Tolgoi JV Property. Upon the delivery of metal credits, Sandstorm will also make the cash payment outlined below. In addition, the 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée's economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property.

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend the 2013 Agreement, whereby the Company refunded 17% of the Deposit ($6.8 million) (the "Refund") in cash and shares thereby reducing the Deposit to $33.2 million for a 17% reduction in the metal credits that the Company is required to deliver to Sandstorm. At closing on March 1, 2016, the parties entered into an Amended and Restated Equity Participation and Funding Agreement (the "Amended Sandstorm Agreement"). Under the terms of the Amended Sandstorm Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

- 28.1% of Entrée's share of gold and silver, and 2.1% of Entrée's share of copper, produced from the Shivee Tolgoi mining licence (excluding Shivee West); and

- 21.3% of Entrée's share of gold and silver, and 2.1% of Entrée's share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Entrée/Oyu Tolgoi JV Property (as currently defined) the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Under the Amended Sandstorm Agreement, Sandstorm has a right of first refusal, subject to certain exceptions, on future production-based funding agreements. The Amended Sandstorm Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default. The initial term of the Amended Sandstorm Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.

In addition, the Amended Sandstorm Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée's economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Sandstorm Agreement provides the Company with the ability to refund a corresponding portion of the Deposit in cash or common shares of the Company or any combination of the two at the Company's election, in which case there would be a further corresponding reduction in deliverable metal credits. If the Company elects to refund Sandstorm with common shares of the Company, the value of each common share shall be equal to the volume weighted average price ("VWAP") for the five (5) trading days immediately preceding the 90th day after the reduction in Entrée's economic interest. In no case will Sandstorm become a "control person" under the Amended Sandstorm Agreement. In the event an issuance of shares would cause Sandstorm to become a "control person", the maximum number of shares will be issued, and with respect to the value of the remaining shares, 50% will not be refunded (and there will not be a corresponding reduction in deliverable metal credits) and the remaining 50% will be refunded by the issuance of shares in tranches over time, such that the number of shares that Sandstorm holds does not reach or exceed 20%. All shares will be priced in the context of the market at the time they are issued.

In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refunds must be returned in cash.

The Amended Sandstorm Agreement does not impact Sandstorm's requirement to vote its shares as Entrée's Board of Directors specifies with respect to any potential acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Amended Sandstorm Agreement.

For accounting purposes, the Deposit is accounted for as deferred revenue on the balance sheet and the original Deposit was recorded at the historical amount of C$40,032,000. As a result of the Amended Sandstorm Agreement, the deferred revenue amount was adjusted to reflect the $6.8 million Refund which was recorded at the foreign exchange amount at the date of the Refund resulting in a net balance of C$30,865,190. This amount is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period.

The $6.8 million Deposit refund was paid with $5.5 million in cash and the issuance of $1.3 million of common shares of the Company. On March 1, 2016, the Company issued 5,128,604 common shares to Sandstorm at a price of C$0.3496 per common share pursuant to the Agreement to Amend. The price was calculated using the VWAP of Entrée's shares on the Toronto Stock Exchange for the 15 trading days preceding February 23, 2016, the effective date of the Agreement to Amend. As at September 30, 2016, Sandstorm owns 22,985,746 common shares, or 15.02% of the outstanding shares of the Company.

SHAREHOLDERS' EQUITY

During the quarter ended September 30, 2016, the Company issued 585,887 common shares for cash proceeds of $53,434 on the exercise of stock options. The fair value recorded when the options were granted of $58,136 has been transferred from additional paid-in capital to common stock on the exercise of the options.

On March 1, 2016, the Company issued 5,128,604 common shares to Sandstorm at a price of C$0.3496 per common share pursuant to the Agreement to Amend.

The Company's authorized share capital consists of unlimited common shares without par value. At September 30, 2016 and November 2, 2016, the Company had 153,045,408 shares issued and outstanding.

The following is a summary of stock options outstanding as at the date of this report:

Number of shares (000's)	Vested (000's)	Price per share CAD	Expiry Date
48	48	0.56 – 1.25	Dec 2016
3,215	3,215	0.21 – 1.25	Jan – Sep 2017
3,530	3,530	0.30 – 0.56	Mar – Dec 2018
2,745	2,745	0.21 – 0.38	Dec 2019 – Dec 2020
100	50	0.39	Mar 2021
9,638	9,588		

OTHER DISCLOSURES

Off-Balance Sheet Arrangements

Entrée has no off-balance sheet arrangements except for the contractual obligation noted above.

Financial Instruments

The following table provides the fair value of each classification of financial instrument:

	September 30, 2016	December 31, 2015
Financial assets		
Cash and cash equivalents	$ 13,600	$ 22,786
Receivables	29	98
Deposits	14	17
Total financial assets	$ 13,643	$ 22,901
Financial liabilities		
Accounts payable and accrued liabilities	$ 248	$ 1,350
Loans payable	7,241	6,824
Total financial liabilities	$ 7,489	$ 8,174

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 — Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At September 30, 2016, the Company had Level 1 financial instruments, consisting of cash and cash equivalents, with a fair value of $13,599,854.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company is a "domestic" issuer under Canadian securities law and a "foreign private issuer" under United States Securities and Exchange Commission ("SEC") regulations. The Company files its financial statements with both Canadian and U.S. securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators ("CSA") confirmed that domestic issuers were required to transition to International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. On June 27, 2008, the CSA Staff issued Staff Notice 52-321 "Early Adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB" which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, the Company was not required to convert to IFRS effective January 1, 2011 and has elected to continue using US GAAP.

NON-US GAAP PERFORMANCE MEASUREMENT

"Cash Costs" and all-in sustaining cost ("AISC") are non-US GAAP Performance Measurements. These performance measurements are included because these statistics are widely accepted as the standard of reporting cash costs of production in North America. These performance measurements do not have a meaning within US GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measurements should not be considered in isolation as a substitute for measures of performance in accordance with US GAAP.

CRITICAL ACCOUNTING ESTIMATES, RISKS AND UNCERTAINTIES

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Measurement of the Company's assets and liabilities is subject to risks and uncertainties, including those related to reserve and resource estimates; title to mineral properties; future commodity prices; costs of future production; future costs of restoration provisions; changes in government legislation and regulations; future income tax amounts; the availability of financing; and various operational factors.

Entrée is a mineral exploration company and is exposed to a number of risks and uncertainties; some of these risks and uncertainties have been discussed elsewhere in this MD&A. For a more extensive discussion of risks and uncertainties to which Entrée is exposed, the reader should refer to the section titled "Risk Factors" contained in the Company's AIF available on SEDAR at www.sedar.com.

Legal and Political Risk

The Minerals Law of Mongolia defines a mineral deposit of strategic importance (a "Strategic Deposit") as a mineral resource that may have the potential to impact national security, or the economic and social development of the country, or that is generating or has the potential to generate more than 5% of Mongolia's gross domestic product in any given year. The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget. Under Resolution No 57 dated July 16, 2009 of the State Great Khural, the Oyu Tolgoi series of deposits were declared to be Strategic Deposits.

On October 6, 2009, Turquoise Hill, its wholly-owned subsidiary OTLLC, and Rio Tinto signed an investment agreement (the "Oyu Tolgoi Investment Agreement") with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Oyu Tolgoi Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC's interest in the Entrée/Oyu Tolgoi JV Property) through its subsidiary Erdenes Oyu Tolgoi LLC. A shareholders' agreement was concurrently executed to establish the Government's 34% ownership interest in OTLLC and to govern the relationship among the parties.

The Ministry of Mining has advised Entrée that it considers the deposits on the Entrée/Oyu Tolgoi JV Property to be part of the series of Oyu Tolgoi deposits. Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focussed on issues arising from Entrée's exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. In order to receive the benefits of the Oyu Tolgoi Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the economic benefit of Entrée's interest in the Entrée/Oyu Tolgoi JV Property, or the royalty rates applicable to Entrée's share of the Entrée/Oyu Tolgoi JV Property mineralization. No agreements have been finalized. If the parties fail to reach mutually acceptable agreements in a timely manner, there is a risk that the Government of Mongolia may resort to measures which, whether legitimate or not, could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company's share price. Such measures could include suspending, revoking, cancelling or withdrawing the Shivee Tolgoi and Javhlant mining licences; attempting to invalidate, confiscate, expropriate or rescind the Entrée/Oyu Tolgoi JV or Entrée's interest in the Entrée/Oyu Tolgoi JV Property; and filing legal proceedings against Entrée.

Entrée is not presently a party to the Oyu Tolgoi Investment Agreement. Although OTLLC agreed under the terms of the Earn-In Agreement to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and be entitled to the benefits of the Oyu Tolgoi Investment Agreement or a separate stability agreement on substantially similar terms to the Oyu Tolgoi Investment Agreement, unless and until Entrée finalizes agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that Entrée will be entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, including stability with respect to taxes payable. If Entrée is not entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, it could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011. The rates of the surtax royalty vary from 1% to 5% for minerals other than copper. For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products. No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals. This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals.

Even if Entrée does finalize agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines such agreements or the Oyu Tolgoi Investment Agreement or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of such agreements or the Oyu Tolgoi Investment Agreement (which was threatened in both 2011 and 2012) in ways that are adverse to Entrée's interests or that impair OTLLC's ability to develop and operate the Oyu Tolgoi project on the basis currently contemplated, which may have a material adverse impact on Entrée and the Company's share price.

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining community as conducive to foreign investment if they were to become law or official government policy. This was evidenced by revisions to the Minerals Law in 2006 as well as by the 2012 passage of legislation to control foreign direct investment in strategic sectors of the Mongolian economy, including mining. In October 2011, Prime Minister Batbold stated in his 2012 budget speech that the Government of Mongolia is revisiting all treaties for the avoidance of double taxation, including the 2002 convention between Canada and Mongolia for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the "Canadian Double Tax Treaty").

On November 1, 2013, a new Investment Law came into effect in Mongolia. The new law is aimed at reviving foreign investment by easing restrictions on investors in key sectors such as mining and by providing greater certainty on the taxes they must pay. The full impact of the new Investment Law is not yet known.

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector. On July 1, 2014, the Mongolian Parliament passed the amendments to the Minerals Law (the "2014 Amendments"). In addition, the Mongolian Parliament also passed a separate law which repeals the 2010 statute which imposed a moratorium on the granting of new exploration licences and the transfer of existing licences. The 2014 Amendments extend the maximum period for an exploration licence from 9 years to 12 years (although it ended the three year pre-mining period sometimes given to licence holders upon the expiration of their exploration rights), extend the requirement for holders of mining licences to ensure that 90% of their workforce is comprised of Mongolian nationals to the mining licence holder's subcontractors as well, make clearer the roles and responsibilities of government ministries and departments with respect to mineral matters, modify the definition of Strategic Deposit to reflect its impact on the national economy and not regional economy, and provide for some instances where a tender may not be required to obtain minerals licences where state funding has been used if related to compensation for declaring a special needs area, among other changes. On February 18, 2015, the Mongolian Parliament adopted a further amendment to the Minerals Law (the "2015 Amendment"), which permits a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government's 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government. The amount of the royalty payment would vary depending on the particulars of the Strategic Deposit but cannot exceed five percent. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.

The Ministry of Finance and certain Members of Parliament have released draft laws and draft amendments to the tax legislation of Mongolia which include provisions related to the taxation of foreign legal entities operating in Mongolia and minerals companies in general. If certain provisions of these amendments were adopted by Parliament as currently drafted, they could adversely affect Entree's interests. It is not possible to determine when, if ever, these amendments would be adopted and in what form.

If the Government of Mongolia revises, amends or cancels the Canadian Double Tax Treaty; if the new Investment Law, State Minerals Policy, 2014 Amendments or 2015 Amendment are implemented or interpreted in a manner that is not favourable to foreign investment or Entrée's interests; or if new tax laws or amendments to tax laws are adopted that are not favourable to foreign investment or Entrée's interests, it could have an adverse effect on Entrée's operations in Mongolia and future cash flow, earnings, results of operations and financial condition as well as the Company's share price.

While the Entrée/Oyu Tolgoi JV is operating under the terms of the joint venture agreement appended to the Earn-in Agreement, the joint venture agreement has not been formally executed by the parties. There can be no assurance that OTLLC or its shareholders will not attempt to renegotiate some or all of the material terms governing the joint venture relationship in a manner which could have an adverse effect on Entrée's future cash flow, earnings, results of operations and financial condition.

OTLLC has earned either a 70% or 80% interest in mineralization extracted from the Entrée/Oyu Tolgoi JV Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée/Oyu Tolgoi JV. Rio Tinto, which beneficially owns 19.82% of the Company's issued and outstanding shares, exerts a significant degree of control over the business and affairs of Turquoise Hill and OTLLC. Pursuant to various agreements among Turquoise Hill, OTLLC and Rio Tinto, Rio Tinto is responsible for the management of the building and operation of the Oyu Tolgoi project (which includes the Heruga and Hugo North Extension deposits on the Entrée/Oyu Tolgoi JV Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property; and prepares all programs and budgets for approval by the OTLLC board. The interest of Rio Tinto, Turquoise Hill and OTLLC and the interests of the Company's other shareholders are not necessarily aligned and there can be no assurance that Rio Tinto, Turquoise Hill or OTLLC will exercise its rights or act in a manner that is consistent with the best interests of the Company's other shareholders.

Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project, inequality of bargaining power, incompatible strategic and economic objectives and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on Entrée's ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition as well as the Company's share price.

In the course of its business, Entrée may from time to time become involved in various claims, arbitration and other legal proceedings, with and without merit. The nature and results of any such proceedings cannot be predicted with certainty. Any potential future claims and proceedings are likely to be of a material nature. In addition, such claims, arbitration and other legal proceedings can be lengthy and involve the incurrence of substantial costs and resources by Entrée, and the outcome, and Entrée's ability to enforce any ruling(s) obtained pursuant to such proceedings, are subject to inherent risk and uncertainty. The initiation, pursuit and/or outcome of any particular claim, arbitration or legal proceeding could have a material adverse effect on Entrée's financial position and results of operations, and on Entrée's business, assets and prospects. In addition, if Entrée is unable to resolve any existing or future potential disputes and proceedings favourably, or obtain enforcement of any favourable ruling, if any, that may be obtained pursuant to such proceedings, it is likely to have a material adverse impact on Entrée's business, financial condition and results of operations and Entrée's assets and prospects as well as the Company's share price.

On February 27, 2013, the Mineral Resources Authority of Mongolia ("MRAM") delivered notice to Entrée advising that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. While Entrée was subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted, it has not received official notification of the lifting of the restriction. Any future action by the Government of Mongolia to suspend, revoke, withdraw or cancel the Shivee Tolgoi and Javhlant mining licences, whether legitimate or not, would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company's share price.

The Earn-In Agreement requires OTLLC to enter into a form of joint venture agreement that bestows upon it certain powers and duties as manager of the Entrée/Oyu Tolgoi JV, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including the mining licences. Pursuant to the Assignment Agreement dated March 1, 2005 between the Company, Turquoise Hill and OTLLC, the Company is also entitled to look to Turquoise Hill for the performance of OTLLC's obligations under the Earn-In Agreement, which is governed by British Columbia law. In addition, the Shivee Tolgoi and Javhlant mining licences are included in the contract area of the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement restricts the grounds upon which the Mongolian State administrative authority in charge of geology and mining may revoke a mining licence covered by the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Entrée is not a party to the Oyu Tolgoi Investment Agreement and does not have any direct rights under the Oyu Tolgoi Investment Agreement. In the event that the Government of Mongolia suspends, revokes, withdraws or cancels the Shivee Tolgoi and Javhlant mining licences, there can be no assurance that OTLLC, Turquoise Hill or Rio Tinto will invoke the international arbitration procedures, or that Entrée will be able to enforce the terms of the Earn-In Agreement to cause OTLLC or Turquoise Hill to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including by invoking the international arbitration procedures under the Oyu Tolgoi Investment Agreement. There may also be limitations on OTLLC, Turquoise Hill and Rio Tinto's ability to enforce the terms of the Oyu Tolgoi Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the Earn-In Agreement or the Oyu Tolgoi Investment Agreement, Entrée could be deprived of substantial rights and benefits with little or no recourse for fair and reasonable compensation, which could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company's share price.

In the event of a dispute arising at or in respect of Entrée's foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity. Any adverse or arbitrary decision of a court, arbitrator or other governmental or regulatory body, or Entrée's inability to enforce its contractual rights, may have a material adverse impact on Entrée's business, assets, prospects, financial condition and results of operation as well as the Company's share price.

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Entrée/Oyu Tolgoi JV Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée's right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated which may make the application of Resolution 140 and Resolution 175 to the Entrée/Oyu Tolgoi JV Property unnecessary, there can be no assurances that the Resolutions will not be applied in a manner that has an adverse impact on Entrée.

In March 2014, the Government of Mongolia passed Resolution 81, the purpose of which is to approve the direction of the railway line heading from Ukhaa Khudag deposit located in the territory of Tsogttsetsii soum, Umnugobi aimag, to the port of Gashuunshukhait and to appoint the Minister of Roads and Transportation to develop a detailed engineering layout of the base structure of the railway. On June 18, 2014, Entrée was advised by MRAM that the base structure overlaps with a portion of the Javhlant licence. By Order No. 123 dated June 18, 2014, the Minister of Mining approved the composition of a working group to resolve matters related to the holders of licences through which the railway passes. The Minister of Mining has not yet responded to a request from Entrée to meet to discuss the proposed railway, and no further correspondence from MRAM or the Minister of Mining has been received. It is not yet clear whether the State has the legal right to take a portion of the Javhlant licence, with or without compensation, in order to implement a national railway project, and if it does, whether it will attempt to exercise that right. While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the

Javhlant licence may be expropriated, there can be no assurances that Resolution 81 will not be applied in a manner that has an adverse impact on Entrée.

Risks Associated with the Development of the Oyu Tolgoi Project

Further development of the Oyu Tolgoi project depends upon OTLLC's ability to obtain and service the funding requirements of the project. Volatility in capital markets and commodity prices and other macroeconomic factors may adversely affect OTLLC's ability to secure project financing.

In addition, OTLLC operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders for future phases of the Oyu Tolgoi project.

OTLLC's estimates regarding the cost of development and operation of the Oyu Tolgoi project are estimates only. The estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the Oyu Tolgoi project underground mine, including the portion that Entrée is responsible for, may increase, which may have a material adverse impact on Entrée, its results of operations, financial conditions, and the Company's share price.

There are a number of uncertainties inherent in the development and construction of any new or existing mine, including the Oyu Tolgoi project. These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, process water, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi project, which requires routing approaches which have not been fully tested; the annual usage costs to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of the Oyu Tolgoi project.

It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up, which may cause delays in commencement or expansion of mineral production. Any delays could impact disclosed project economics. Accordingly, there is no assurance that the future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

Risks Associated with the Amended Sandstorm Agreement

The 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée's economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property. The Amended Sandstorm Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée's economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Sandstorm Agreement provides the Company with greater flexibility and optionality in terms of how the Company will refund a corresponding portion of the Deposit. To the extent there is an expropriation of greater than 34%, which is not reversed during the abeyance period provided for in the Amended Sandstorm Agreement, the Company will be required to return a portion of the Deposit in cash (the amount of the repayment not to exceed the amount of the Unearned Balance).

If an event of default occurs under the Amended Sandstorm Agreement, the Company may be required to immediately pay to Sandstorm a default fee, which it may not have sufficient funds to cover. Some potential events of default may be outside of Entrée's control, including a full expropriation of Entrée's economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property which is not reversed during the abeyance period provided for in the Amended Sandstorm Agreement. If an event of default occurs and the Company is required to pay a default fee to Sandstorm, it may have a material adverse impact on Entrée's business, financial condition, assets and prospects, and on the Company's share price.

Under the Amended Sandstorm Agreement, the Company agreed to use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm. The Amended Sandstorm Agreement does not require the Company to deliver actual metal production, therefore the Company will have to use revenue it receives from the sale of its share of metal production to purchase the requisite amount of metal credits for delivery to Sandstorm. To the extent metal prices on the day on which the Company's production is sold are different from metal prices on the day on which the Company purchases metal credits for delivery to Sandstorm, the Company may suffer a gain or loss on the difference.

Risks Associated with Mining or Related to Entrée

The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates only and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site. Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations.

There is no assurance that a commercially viable mineral deposit exists on any of the exploration properties in which Entrée has an interest. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade, recoveries and proximity to infrastructure, metal prices and government regulations, including regulations relating to taxation, royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of Entrée. If mineral reserves in commercially exploitable quantities are established on any of Entrée's properties (other than the Entrée/Oyu Tolgoi JV Property, in which Entrée has a carried interest), Entrée will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although Entrée may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that Entrée will be able to raise the funds required for development on a timely basis. If Entrée cannot raise the necessary capital or complete the necessary facilities and infrastructure, its business may fail. Entrée may be required to acquire rights to additional lands in order to develop a mine if a mine cannot be properly located on Entrée's properties. There can be no assurance that Entrée will be able to acquire such additional lands on commercially reasonable terms, if at all.

Recent global financial and market conditions have been subject to increased volatility, which may impact the ability of Entrée to obtain equity or debt financing in the future and, if obtained, on terms favourable to Entrée. If Entrée cannot raise the money that it needs to continue exploration of its mineral properties, there is a risk that Entrée may be forced to delay, scale back, or eliminate certain of its exploration activities. If these increased levels of volatility and market turmoil continue, Entrée's operations could be adversely impacted and the value and the price of the Company's common shares could be adversely affected.

Rio Tinto's beneficial shareholdings in the Company potentially give Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée's assets. In addition, Rio Tinto (on behalf of OTLLC) has operational control over the Entrée/Oyu Tolgoi JV Property. OTLLC also has a right of first refusal with respect to any proposed disposition by Entrée of an interest in Shivee West, which is not currently subject to the Entrée/Oyu Tolgoi JV. The share position in the Company of each of Turquoise Hill and Rio Tinto may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company's common shares in the future.

Entrée must comply with licence and permitting requirements. In Mongolia, the Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on October 27, 2009. These licences now have a term of 30 years, with two potential extensions of 20 years each. The total estimated annual fees to maintain the licences in good standing, which are primarily the responsibility of OTLLC, is approximately $944,000. In Nevada, maintenance fees must be paid to the Bureau of Land Management. For the 2016 assessment year, the aggregate fee for the Ann Mason Project was approximately $250,000.

In both Nevada and Mongolia, Entrée must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. No change in the Company's internal control over financial reporting occurred during the period beginning on July 1, 2016 and ended on September 30, 2016 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; anticipated future production, capital and operating costs, cash flows and mine life; completion of a Pre-Feasibility study on the Ann Mason Project; the potential impact of future exploration results on Ann Mason mine design and economics; the potential development of Ann Mason; potential types of mining operations; construction and continued development of the Oyu Tolgoi underground mine; alternative production scenarios and associated expansion options; the anticipated value of Entrée's interest in Lift 1 of the Hugo North Extension deposit; the expected timing of initial production from Lift 1 of the Oyu Tolgoi underground mine; the potential amendment of the JVA to include Shivee West in the definition of Entrée/Oyu Tolgoi JV Property; plans for future technical reports on the Entrée/Oyu Tolgoi JV Property; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée's interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée's interest in the Entrée/Oyu Tolgoi JV Property; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée's interest in the Hugo North Extension and Heruga deposits; the potential application of the Government of Mongolia's Resolution 81, Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; potential benefits of restructuring Entrée's assets; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; corporate strategies; requirements for additional capital; uses of funds; ongoing efforts to conserve cash; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, legal proceedings and negotiations and the environment in which Entrée will operate in the future, including the status of Entrée's relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term power source for the Oyu Tolgoi underground mine; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine; delays, and the costs which would result from delays, in the development of the underground mine; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, whether the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results;

whether the results of preliminary test work are indicative of what the results of future test work will be; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, skilled labour, transportation and appropriate smelting and refining arrangements; and misjudgements in the course of preparing forward-looking statements.

In addition, there are also known and unknown risk factors which may cause the actual results, performance or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Risk" in this MD&A and in the section entitled "Risk Factors" in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

TECHNICAL INFORMATION

Robert Cinits, P.Geo., Entrée's Vice-President, Corporate Development and a Qualified Person ("QP") as defined by NI 43-101, has approved the technical disclosure in this MD&A.

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms "mineral reserve", "Proven mineral reserve" and "Probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Definition Standards - For Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, as may be amended from time to time by the CIM.

The definitions of Proven and Probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "Measured mineral resource", "Indicated mineral resource" and "Inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.